UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2018

ESOTERIC BREWING COMPANY, LLC

(Exact name of registrant as specified in its charter)

Commission File Number 024-10830

OHIO

(State of other jurisdiction of

Incorporation or organization)

43-3560277

(I.R.S. Employer Identification No.)

3713 Charloe Ct.

Cincinnati, OH 45227

(Address of principal executive offices)

(513) 549-9483

(Issuer’s telephone number, including area code)

Series C Membership Units

(Title of each class of securities issued pursuant to Regulation A)

Esoteric brewing company, llc

ITEM 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Esoteric Brewing Company, LLC (“Esoteric,” the “Company,” “Us,” or “We”) was formed for the general purpose of brewing and selling beer. Esoteric is in the process of raising money to construct a brewery and taproom in Cincinnati, OH.

Management’s discussion and analysis of financial condition and results of operations through February 28, 2018, is available for review here and incorporated by reference:

https://www.sec.gov/Archives/edgar/data/1737337/000114420418050378/tv503142_partiiandiii.htm

Operating Results for the period of January 1, 2018 to June 30, 2018

Esoteric is in the process of raising money to build a brewery and taproom. Through June 30, 2018, Esoteric had sold 1508 Series B Membership Interests in exchange for $145,000 pursuant to the Ohio Offering.

During this time the Company earned no revenue and had a total net loss of $163.00 with most of those expenses being administrative.

Esoteric had net cash of $103,819 at June 30, 2018, all raised from the Ohio Offering.

During the six months ending June 30, 2018, Esoteric used $12,088 for operations, nearly all of which was for deposits on brewing equipment.

Cash used for capital expenditures during the six months ending June 30, 2018 was $29,478, nearly all of which were for leasehold improvements, namely architectural drawings of the space.

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

ITEM 2. Other Information

None.

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ITEM 3. Financial Statements

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Esoteric Brewing Company, LLC

BALANCE SHEET

As of June 30, 2018

ASSETS

CURRENT ASSETS:
Cash	$103,819
Equipment deposits	12,000
Total current assets	115,819

FIXED ASSETS
Work-in-process	29,077
Total fixed assets	29,077

OTHER ASSETS
Startup costs	401
Total other assets	401

TOTAL ASSETS	$145,297

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$-
Total current liabilities	$-

Total liabilities	-

MEMBERS’ EQUITY
Series A Units, 1,000 Units Authorized, 1,000 Units Outstanding	460
Series B Units, 9,000 Units Authorized, 1,508 Units Outstanding	145,000
Series C Units, 9,000 Units Authorized, 0 Units Outstanding	-
Accumulated Deficit	(163)

Total members’ equity	145,297

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$145,297

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Esoteric Brewing Company, LLC

STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2018

NET SALES	$-

COST OF GOODS SOLD	-

Gross profit	-

OPERATING EXPENSES	-

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	88

Operating loss	(88)

OTHER INCOME/EXPENSE:

Total other income/expense	-

NET LOSS	$(88)

OTHER COMPREHENSIVE INCOME

Total other comprehensive income	-

COMPREHENSIVE LOSS	$(88)

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Esoteric Brewing Company, LLC

STATEMENT OF MEMBERS’ EQUITY

For the Six Months Ended June 30, 2018

Series A Units
Balance at beginning of year	100
Purchase of Series A Membership Units	$360
Balance at June 30, 2018	$460

Series B Units
Balance at beginning of year	-
Purchase of series B membership units	$145,000
Balance at June 30, 2018	$145,000

Series C Units
Balance at beginning of year	-

Balance at June 30, 2018	$-

Accumulated Deficit
Balance at beginning of year	(75)
Net (loss)	(88)
Balance at June 30, 2018	(163)

TOTAL MEMBERS’ EQUITY	$145,297

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Esoteric Brewing Company, LLC

STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (Loss)	$(88)
Adjustments to reconcile net (loss) to net cash provided/(used) by operating activities:
Increase in Deposits	(12,000)
Net cash used in operating activities	(12,088)

CASH FLOWS FROM INVESTING ACTIVITY:
Cash paid for startup expenses	(401)
Cash paid for leasehold improvements	(29,077)
Net cash used in investing activity	(29,478)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of equity	145,360
Net cash provided by financing activities	145,360
Net increase in cash and cash equivalents	103,794

Cash and cash equivalents at the beginning of the year	25
Cash and cash equivalents at June 30, 2018	$103,819
Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for interest	$-
Cash paid during the year for income taxes	$-

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ESOTERIC BREWING COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2018

NOTE 1 — NATURE OF PLANNED OPERATIONS

Esoteric Brewing Company, LLC ("the Company") was formed on February 11, 2013 under the laws of the state of Ohio and will be engaging the in the brewing and selling of craft beer. There were no activities in the Company from February 11, 2013 through October 1, 2017. The company is governed by an amended and restated Operating Agreement dated February 25, 2018.

The company plans to sell series C membership units pursuant to a Regulation A+ ("Reg A") offering. Reg A contains rules providing exemptions from the registration requirements, disclosed in the Securities Act of 1933, allowing some companies to use equity crowdfunding to offer and sell their securities without having to register the securities with the SEC.

The Company's activities are subject to significant risks and uncertainties, including being unable to secure additional funding that is needed to complete construction of their tap room and brewery.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

The company has elected to report financial results on the accrual method of accounting. The company has chosen to report on a calendar year. The company has chosen to capitalize all startup costs. However, the company has yet to pick method of reporting gift cards; determination of cash and cash equivalents; recording of vendor allowances, inventory, property and equipment, trademarks, other assets, rent expense and deferred rent expense, advertising costs, and contingencies.

NOTE 3 — LEASES

The Company has signed a letter of intent for a seven-year building lease with two renewal options of five years each on October 1, 2017 for a building located at 900 E. McMillian St, Cincinnati, OH. The lease does not yet have a commencement date. The annual payments by year are:

Year 1	$200,000
Year 2	205,000
Year 3	210,000
Year 4	215,000
Year 5	220,000
Year 6	225,000
Year 7	230,000
$1,505,000

NOTE 4 — INCOME TAXES

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Company's net income is allocated to the members in accordance with regulations of the Company. The Company is subject to various state and local income taxes based on net income and gross receipts.

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ESOTERIC BREWING COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2018

NOTE 5 — MEMBERS' EQUITY

On February 25, 2018 the Company issued additional series B units pursuant to a private placement memorandum for additional fundraising for a total of 9,000 series B units issued. The company converted the 2,104 outstanding series A units to 1,000 outstanding units. The company also converted the 65 outstanding series B units to 708 outstanding units.

There are 1,000 Series A Units issued and outstanding, held by the initial members.

There are 9,000 Series B Units issued and 1,508 outstanding.

Up to 9,000 Series C Units shall be issued and intended to be sold pursuant to a Regulation A+ offering.

Only series A membership units have voting rights. Only series A and series B membership units will receive distributions proportional to their economic ownership interests.

NOTE 6—SUBSEQUENT EVENT

Management had made the following capital expenditures after June 30, 2018.

•	$125,898 has been paid for architectural services for leasehold improvements.

•	$21,546 has been paid for professional services to be included in start-up costs.

•	$55,948 has been paid for branding, marketing and website development.

•	$17,107 has been paid as a deposit for the lease.

After June 30, 2018, management has sold pursuant to a private placement memorandum 3,482 Series B Units totaling $348,200 and pursuant to a Regulation A+ offering has sold 579.78 Units totaling $57,978.

Management has evaluated subsequent events through April 11, 2019, the date which the financial statements were available to be issued.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the Undersigned, thereunto duly authorized, in Columbus, Ohio on April 19, 2019.

Esoteric Brewing Company, LLC

By: /s/ Brian Jackson

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title
By: /s/ Brian Jackson	Chief Executive Officer
Esoteric Brewing Company, LLC

April 19, 2019

By: /s/ Marvin Abrinica	Chief Financial Officer
Esoteric Brewing Company, LLC

April 19, 2019

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